UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

On August 29, 2023, Mr. Han, Jin-Hyun was appointed by the Minister of the Ministry of Economy and Finance as a non-standing director of Korea Electric Power Corporation for a term of two years beginning on August 30, 2023 and ending on August 29, 2025.

Biographic details of the non-standing director are set forth below.

Name	Biographic details

Han, Jin-Hyun

•  Gender: Male

•  Date of Birth: September 27, 1959

•  Current Position:

•  Senior Adviser at Lee&Ko

•  Previous Positions:

•  Executive Vice Chairman of Korea International Trade Association (KITA)

•  Chair Professor of Seoul National University of Science & Technology

•  Vice Minister of the Ministry of Trade, Indusry and Energy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: August 30, 2023

Reference to the Shareholders:

Composition of the Board of Directors

With the appointment of the director as listed in this Form 6-K, the board of directors of KEPCO is composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since
Standing Director	Male	Lee, Jung-Bok	Interim President & Chief Executive Officer, Corporate Senior Executive Vice President and Chief Business Management Officer	Feb. 27, 2023

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023
Standing Director	Male	Lee, Jun-Ho	Corporate Senior Executive Vice President and Chief Safety Officer & Chief Business Operations Officer	Feb. 27, 2023

Standing Director	Male	Seo, Guen-Bae	Corporate Senior Executive Vice President and Chief Financial & Strategic Planning Officer	Jun. 26, 2023
Standing Director	Male	Kim, Tae-Ok	Corporate Senior Executive Vice President and Chief Power Grid Officer	Mar. 25, 2021

Standing Director	Male	Lee, Heung-Joo	Corporate Senior Executive Vice President and Chief Global &Nuclear Business Officer	Oct. 14, 2021
Non-standing Director	Male	Park, Hyo-Sung	Non-Executive Director, Interim Chairperson of the Board of Directors* and Member of the Audit Committee	Apr. 14, 2021

Non-standing Director	Male	Lee, Kee-Man	Non-Executive Director	Apr. 14, 2021
Non-standing Director	Male	Lee, Kye-Sung	Non-Executive Director	Jul. 9, 2021

Non-standing Director	Female	Kim, Jae-Shin	Non-Executive Director and the Chairperson of the Audit Committee	Jul. 9, 2021
Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023
Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director	May 2, 2023

Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director	Aug. 30, 2023

*

The chairperson of the Board of Directors is appointed from among non-standing directors with the review and the resolution of the Committee for Management of Public Institutions under the Ministry of Trade, Industry and Energy following the Article 21 of the Act on the Management of Public Institutions, however in circumstance where the chairperson cannot serve his or her duties inevitably, the most senior non-standing director (based on the date of appointment) or the eldest non-standing director (based on age if there are more than one such most senior non-standing director) shall serve as the chairperson of the Board of Directors.